

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

# FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2005

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

| | |
|---|---|
| 1-768 | 37-0602744 |
| (Commission File Number) | (IRS Employer Identification No.) |
| 100 NE Adams Street, Peoria, Illinois | 61629 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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**Item 7.01. Regulation FD Disclosure and Item 8.01. Other Events.**

The following statement was issued by Caterpillar Inc. on December 1, 2005. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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December 1, 2005

## Caterpillar Statement

*The following statement is in response to inquiries related to the federal jury ruling in favor of Caterpillar in Caterpillar Inc. v. Sturman Industries et al.*

Caterpillar is pleased an eleven-person jury weighed the evidence in this case and found in favor of Caterpillar's claim that Sturman Industries breached its contract with Caterpillar, including a provision that required Sturman to assign two patents to Caterpillar.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 2, 2005                    By:     */s/ James B. Buda*
                                              James B. Buda
                                              Vice President